SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange act of 1934


For the month of March 2004
Commission File No. 333-09410

                                  Marsulex Inc.

                        111 Gordon Baker Road, Suite 300
                                 North York, ON
                                     M2H 3R1


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F         X                             Form 40-F
           -------------                                   ------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                  No         X
           -------------                                   ------------
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Documents Included as Part of this Report

No. Document


1. Press Release dated February 5, 2004 concerning Marsulex Power Generation Contact Win

2. Press Release dated March 8, 2004 concerning Fourth Quarter and Year End 2003 Results

                                                                Document No. 1

                                               [GRAPHIC LOGO OMITTED] MARSULEX

NEWS RELEASE

             MARSULEX POWER GENERATION GROUP WINS CONTRACT TO SUPPLY
            FLUE GAS DESULFURIZATION SYSTEM TO CHINESE POWER UTILITY

TORONTO, February 5, 2004 -Marsulex (TSX:MLX) announced today that its Power Generation Group has been awarded a contract to supply technology, engineering and selected equipment for Beijing Datang Electric Power Company at the Gaojing Power Plant in the People's Republic of China. The Company's limestone-gypsum flue gas desulfurization (FGD) system will be installed to reduce sulfur dioxide
(SO2) emissions by 95% from Gaojing Units 5-8, a total of 300 MWe. The contract, which represents the fourth successful project in China for Marsulex, has been awarded through Ever Cleaning Environmental, Inc., a US firm specializing in commercializing technologies in China.

The project, which was won against international competition and is due for completion in early 2005, will generate revenue for Marsulex of approximately Can$3.5 million.

Marsulex President and Chief Executive Officer, David Gee, said the project is an important win for the Company. "The construction of new power plants in China and the retro-fitting of existing coal-fired plants with FGD technology to improve air quality in advance of the 2008 Olympics, has made China the world's leading growth market for FGD systems. We have recognized this for some time now and last year appointed three new licensees in China to further develop our business there. With the world's largest installed base of FGD systems, and a track record of success in China, Marsulex is well positioned to win additional business from this market."

Mr. Gee noted that Marsulex recently completed supplying similar technology and services to the Shajiao Power Plant in Guangdong Province.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

                                      # # #

For further information:            David M. Gee
                                    President & CEO
                                    (416) 496-4178

                                    Laurie Tugman
                                    Executive Vice President and CFO
                                    Tel: (416) 496-4157

                                                                Document No. 2

                                               [GRAPHIC LOGO OMITTED] MARSULEX

NEWS RELEASE

                          MARSULEX REPORTS RESULTS FOR
                        FOURTH QUARTER AND YEAR-END 2003

TORONTO, Canada, March 8, 2004 -- Marsulex Inc. (TSX: MLX) today announced earnings before interest, tax, depreciation and amortization (EBITDA1) of $30.8 million for the year ended December 31, 2003, compared with $28.1 million for the previous year, an increase of 10%. Revenue for the year was $135.0 million compared with $138.3 million in 2002, and net earnings were $6.9 million ($0.22 per share) compared with a loss of $7.8 million ($0.25 per share) in 2002.

For the three months ended December 31, 2003, EBITDA from continuing operations was $6.8 million (2002: $7.0 million) and revenue was $31.9 million (2002: $33.1 million). Net loss for the period, after unusual items of $1.4 million, was $0.6 million ($0.02 per share) compared with a net loss for the same period in 2002 of $9.4 million ($0.30 per share) after unusual items of $9.8 million.

Marsulex President and Chief Executive Officer, David Gee, said, "It was an excellent year for Marsulex. All of our businesses performed at or above expectations, and the financial results were stronger than we anticipated at the beginning of 2003. Refinery Services Group had a particularly strong year, posting EBITDA that was 13% ahead of 2002 despite the dampening effects of the stronger Canadian dollar on the Group's US earnings." Mr. Gee said the results also reflect the ongoing positive effects of strategic changes the Company has made over the past few years, notably an increased focus on fee-based outsourcing solutions for customers and lower costs achieved through an improved capital structure and reduced overheads.

Marsulex has three industry focused operating groups: Refinery Services, Western Markets and Power Generation. Refinery Services Group produced EBITDA of $24.4 million in 2003 compared with $21.6 million in 2002. This reflected higher volumes of spent acid regeneration and a strong performance by the group's sulphur prilling operation in the western US. The Western Markets Group reported EBITDA of $16.9 million for 2003 compared with $18.3 million in 2002. The latest results represented a return to more normal levels of operations following an unusually strong year in 2002. In October 2003, Marsulex purchased the sulphur products assets of Duke Energy Transmission in Prince George, British Columbia. The operation has been integrated into the Western Markets Group and contributed to fourth quarter earnings.

EBITDA for the Power Generation Group for 2003 was a loss of $2.1 million compared with a loss of $2.0 million in 2002. This reflects the Company's continuing investment in air quality compliance solutions for power generators, offset by revenue from the Shajiao project in China. The Group continued marketing its CleanStack(TM) sulphur trioxide emissions control technology in North America, and increased its focus on international markets, especially south-east Asia and eastern Europe, where there is a growing demand for traditional flue gas desulphurization systems. In February 2004, the Group announced it had won a further contract in China to supply technology, engineering, and selected equipment for the Gaojing Power Plant.

                                     -more-

Mr. Gee noted that one of the major accomplishments for the year was the on time and on budget completion of the Company's portion of construction of the compliance facilities at the Syncrude Upgrader Expansion project in Mildred Lake, Alberta. "Under the Company's agreement with Syncrude, Marsulex will begin receiving fees in January 2005 even though it is now expected that the overall UE-1 project will not be completed at that time," Mr. Gee said.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

A conference call with analysts to review the Fourth Quarter and Year-End 2003 results will be webcast live on www.newswire.ca/webcast Monday, March 8, 2004 at 10:00 a.m. Eastern Time.

(1) EBITDA is defined as earnings before interest, tax, depreciation and amortization, and can be calculated using the financial statement items of earnings (loss) from continuing operations before income taxes, and minority interest adjusted to exclude the impact of interest expense, amortization of deferred charges, amortization of intangible assets, unusual gains (losses), depreciation gains (losses) on disposal of property, plant and equipment and interest income. Management considers EBITDA to be a meaningful indicator of the Company's ability to service and/or incur debt; however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles
         (GAAP). Marsulex's calculation of EBITDA may be different than the calculation used by other entities.

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

                                     # # # #

For further information:

David M. Gee                        or      Laurie Tugman
President and CEO                           Executive Vice President & CFO

Tel: (416) 496-4178                         Tel: (416) 496-4157


MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)
===============================================================================================================================
                                                                                       December 31,          December 31,
                                                                                          2003                   2002
                                                                                                          (restated note 2(b))
----------------------------------------------------------------------------------- -------------------- ---------------------


Assets

Current assets:
  Cash and cash equivalents                                                              $  16,375             $   7,940
  Cash held in trust (note 4(a))                                                            10,071                    --
  Accounts receivable                                                                       19,621                25,332
  Due from Chemtrade Logistics                                                                 900                   900
  Inventories                                                                                2,760                 1,888
  Future tax asset                                                                             605                   267
  Prepaid expenses and other assets                                                          1,597                 1,102
----------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                            51,929                37,429

Long-term portion of cash held in trust (note 4(a))                                          7,500                    --
Property, plant and equipment                                                              156,679               134,648
Deferred charges and other assets, net of accumulated amortization                           2,378                 5,337
Goodwill and intangible assets, net of accumulated amortization                             52,003                61,831
----------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                         $ 270,489             $ 239,245
======================================================================================================== =====================

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable                                                                       $   9,765             $   9,207
  Accrued liabilities                                                                       14,978                11,348
  Income taxes payable                                                                       1,385                   838
  Interest payable                                                                             122                    --
----------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                            26,250                21,393

Long-term debt (note 4)                                                                    119,196                95,943
Deferred revenues                                                                              796                 1,818
Other liabilities                                                                            9,025                10,573
Future tax liability                                                                        18,395                17,816

Shareholders' equity:
  Capital stock (note 6)                                                                    57,973                57,625
  Retained earnings                                                                         38,290                31,432
  Foreign currency translation adjustment                                                      564                 2,645
----------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                            96,827                91,702
----------------------------------------------------------------------------------- -------------------- ---------------------
                                                                                         $ 270,489             $ 239,245
======================================================================================================== =====================


MARSULEX INC.
Consolidated Statements of Operations
(in thousands of dollars, except per share amounts)

===============================================================================================================================
                                                                         Three months ended               Year ended
                                                                            December 31                   December 31
                                                                            (unaudited)
-------------------------------------------------------------------- ---------------------------- -----------------------------
                                                                         2003           2002           2003           2002
                                                                                     (restated                     (restated
                                                                                     note 2(b))                    note 2(b))
-------------------------------------------------------------------- ------------- -------------- -------------- --------------
Revenue                                                                $   31,973   $   33,043    $   134,982     $   138,291

Cost of sales and services                                                 20,253       20,768         86,546          90,028
-------------------------------------------------------------------- ------------- -------------- -------------- --------------
Gross profit                                                               11,720       12,275         48,436          48,263

Selling, general, administrative and other costs                            5,046        4,985         19,663          20,747
Foreign exchange losses (gains) on monetary items (note 8)                   (140)         271         (2,057)           (569)
Loss on disposal of property, plant and equipment                              --           --             --              20
Depreciation                                                                4,243        4,655         15,727          15,660
Unusual items (note 5)                                                      1,422        9,848          1,422           7,487
Amortization of deferred charges and intangible assets                        178           (4)           726             387
Interest expense                                                            2,634        2,391          9,755          13,684
Interest capitalized                                                       (1,215)        (621)        (3,738)         (2,572)
Interest income                                                              (248)        (228)          (730)         (1,942)
-------------------------------------------------------------------- ------------- -------------- -------------- --------------
Earnings (loss) before income taxes and minority interest                    (200)      (9,022)         7,668          (4,639)

Income taxes (recovery):
     Current                                                                 (396)       1,002            559           2,706
     Future                                                                   828       (1,005)           251          (1,162)
-------------------------------------------------------------------- ------------- -------------- -------------- --------------
                                                                              432           (3)           810           1,544
-------------------------------------------------------------------- ------------- -------------- -------------- --------------
Earnings (loss) before minority interest                                     (632)      (9,019)         6,858          (6,183)

Minority interest                                                              --          414             --           1,595
-------------------------------------------------------------------- ------------- -------------- -------------- --------------
Net earnings (loss)                                                    $     (632)  $   (9,433)   $     6,858     $    (7,778)
==================================================================== ============= ============== ============== ==============


Earnings (loss) per share:
    Basic                                                               $  (0.02)       $  (0.30)     $  0.22         $  (0.25)
    Diluted                                                             $  (0.02)       $  (0.29)     $  0.21         $  (0.25)



Consolidated Statement of Retained Earnings
For the years ended December 31, 2003 and 2002
(in thousands of dollars)
==============================================================================================================================
                                                                                                      2003           2002
                                                                                                                   (restated
                                                                                                                   note 2(b))
-------------------------------------------------------------------- --------------- ------------ -------------- --------------
Retained earnings, beginning of year:                                                               $  31,432      $  39,552

Change in accounting policy (note 2(b))                                                                    --           (329)
Premium on common stock purchased for cancellation                                                         --            (13)
Net earnings (loss)                                                                                     6,858         (7,778)
------------------------------------------------------------------------------------------------- -------------- -------------
Retained earnings, end of period                                                                    $  38,290      $  31,432
================================================================================================= ============== =============


MARSULEX INC.
Consolidated Statements of Cash Flow
(in thousands of dollars)
================================================================================================================================
                                                                           Three months ended               Year ended
                                                                               December 31                 December 31
                                                                               (unaudited)
----------------------------------------------------------------------- --------------------------- ----------------------------
                                                                            2003          2002          2003           2002
                                                                                        (restated                   (restated
                                                                                        note 2(b))                  note 2(b))
----------------------------------------------------------------------- ------------- ------------- ------------- --------------
Cash provided by (used in):
Operating activities:
 Net earnings (loss)                                                    $     (632)    $  (9,433)    $   6,858     $  (7,778)
 Items not affecting cash:
  Depreciation                                                               4,243         4,655        15,727        15,660
  Loss on disposal of property, plant and equipment                             --            --            --            20
  Amortization of deferred charges                                              68            (4)          288           387
  Amortization of intangible assets                                            110            --           438            --
  Non-cash unusual items (note 5)                                              685         9,106           685         6,679
  Future income taxes                                                          828        (1,005)          251        (1,162)
  Exchange loss on cash                                                        163           749           214           235
  Minority interest                                                             --           414            --         1,595
----------------------------------------------------------------------- ------------- ------------- ------------- --------------
                                                                             5,465         4,482        24,461        15,636
Decrease (increase) in non-cash operating working capital                   (1,033)        3,731         4,979        (5,541)
----------------------------------------------------------------------- ------------- ------------- ------------- --------------
Cash provided by operating activities                                        4,432         8,213        29,440        10,095

Financing activities:
    Increase in capital stock (note 6(b))                                      235            --           348           133
    Repurchase of common stock                                                  --            --            --           (27)
    Repayment of long-term debt                                                 --            --            --       (69,492)
    Increase in long-term debt (note 4(a))                                      --            --        40,000            --
----------------------------------------------------------------------- ------------- ------------- ------------- --------------
                                                                               235            --        40,348       (69,386)

Investing activities:
  Proceeds on disposals of property, plant and equipment (note 5)               --            --            --         3,358
   Additions to property, plant and equipment                               (4,685)      (15,467)      (32,583)      (40,977)
   Decrease (increase) in other assets                                         (89)          804         1,482          (183)
   Note from Chemtrade Logistics                                                --            --            --         4,305
   Acquisitions (note 3)                                                   (11,604)      (16,590)      (11,604)      (16,590)
   Decrease (increase) in cash held in trust (note 4(a))                     1,325            --       (17,571)           --
----------------------------------------------------------------------- ------------- ------------- ------------- --------------
                                                                           (15,053)      (31,253)      (60,276)      (50,087)

Foreign exchange loss on cash held in foreign currency                        (335)           --        (1,077)         (830)
----------------------------------------------------------------------- ------------- ------------- ------------- --------------

Increase (decrease) in cash and cash equivalents                           (10,721)      (23,040)        8,435      (110,208)

Cash and cash equivalents - beginning of period                             27,096        30,980         7,940       118,148

----------------------------------------------------------------------- ------------- ------------- ------------- --------------
Cash and cash equivalents - end of period                               $   16,375     $   7,940     $  16,375     $   7,940
======================================================================= ============= ============= ============= ==============


MARSULEX INC.
Notes to Consolidated Financial Statements

1. Basis of presentation:

      The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 2 below. These unaudited interim period financial statements do not include all the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

2. Changes in accounting policies:

      (a)  Hedging Relationships:

           The Company adopted the new CICA Accounting Guideline ("AcG 13") Hedging Relationships on January 1, 2003. This guideline requires the identification, designation, documentation and assessment of the effectiveness of hedging relationships, for the purpose of applying hedge accounting and discontinues hedge accounting of existing hedges. The adoption of this standard did not have an impact on its financial position since the Company's only material hedging relationship relates to its US dollar denominated debt used to acquire its US operations. This has been accounted for as a hedging relationship as disclosed in note 1(h) to the consolidated financial statements included in the Company's 2002 Annual Report.

      (b) Asset retirement obligations:

           On January 1, 2003, the Company early-adopted the new CICA accounting standard for asset retirement obligations. Previously when the cost of the site restoration exceeded the salvage value of the asset, the expected settlement amount of the asset retirement costs were systematically accrued to the expected settlement amount in the year the obligation was anticipated to settle. Under the new policy, asset retirement obligations which relate to its legal obligations arising from construction or use of a long-lived asset are recognized in the period in which they are incurred if a reasonable estimate of the fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and the asset is depreciated over the asset's estimated useful life.

           This standard is consistent with FAS No. 143 which the Company adopted for US GAAP purposes effective January 1, 2003.


         ========================================================================================= ============= ==============

         Effect on opening retained earnings in the consolidated balance sheets                           2003          2002
         ----------------------------------------------------------------------------------------- ------------- --------------
         Asset retirement cost, included in property, plant and equipment                               $  466        $  466
         Accumulated depreciation on property, plant and equipment                                        (242)         (189)
         Asset retirement obligation, included in other liabilities                                       (685)         (627)
         Future tax liability                                                                               28            21
         ----------------------------------------------------------------------------------------- ------------- --------------
         Opening retained earnings                                                                      $ (433)       $ (329)

         ========================================================================================= ============= ==============

         ========================================================================================= ============= ==============

         Effect on the consolidated statement of operations                                               2003          2002
         ----------------------------------------------------------------------------------------- ------------- --------------

         Accretion expense                                                                              $   61        $   58
         Depreciation expense                                                                               54            53
         Future tax recovery                                                                                (8)           (7)
         ----------------------------------------------------------------------------------------- ------------- --------------
         Total impact to net earnings                                                                   $  107        $  104

         ========================================================================================= ============= ==============

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 2

     (b) Asset retirement obligations (continued):

         Under this change in accounting standard, the Company is recognizing its future asset retirement costs where the Company has determined legal obligations exist, including Company properties that are on leased land, which revert back to the lessor and the Company has a legal obligation under the landlease agreement to remove improvements and structures from the property. The estimated amount of undiscounted retirement costs relating to these properties is $2,550,000. These costs are expected to be settled between 6 and 30 years and using a 1% inflation rate, the present value of the future asset retirement costs was determined with a credit-adjusted risk-free discount rate of 8.5%.

3. Acquisitions:

     (a) On October 7, 2003 the Company acquired the sulphur products assets in Prince George, British Columbia from Duke Energy Gas Transmission. The purchase price, including estimated acquisition costs, was approximately $13,382,000 financed by the Company through existing cash. The acquisition has been accounted for using the purchase method of accounting and has been consolidated from the date of acquisition.


        ========================================================================================== ====================

        Property, plant and equipment                                                                   $   13,382
        Current assets                                                                                         769
        Current liabilities                                                                                 (1,760)
        Post retirement benefits                                                                              (670)
        Other liabilities                                                                                     (117)
        ------------------------------------------------------------------------------------------ --------------------
        Cash purchase price                                                                             $   11,604

         ========================================================================================= ====================

         As part of the Duke Energy Gas Transmission acquisition, the Company recognized the fully funded pension benefits obligations of $1,390,000 and post retirement benefits of $670,000 relating to the employees of this plant.

     (b) On December 30, 2002, the Company acquired the remaining 35% of the outstanding common shares of Sulconam Inc. for an aggregate cash purchase price of $16,590,000.

         The acquisition was accounted for using the purchase method of accounting and the final purchase price allocation, including the acquisition costs, is summarized as follows:


         ========================================================================================= ====================

         Property, plant and equipment                                                                 $       7,313
         Intangibles assets, contractual customer relationships                                                3,501
         Future tax liability                                                                                 (2,047)
         Minority interest                                                                                     7,823
         ---------------------------------------------------------------------------------------- ---------------------
                                                                                                        $     16,590

         ========================================================================================= ====================


4.   Long-term Debt

     ===================================================================================== ================== =================
                                                                                             December 31,       December 31,
     (in thousands of dollars)                                                                   2003               2002
     ------------------------------------------------------------------------------------- ------------------ -----------------
     Long-term Loan
         7.3%, maturing 2019 (note 4(a))                                                    $      40,000     $           --

     Senior Subordinated Notes:
          9 5/8% US $60,766,000 ( 2002 - US $60,766,000), maturing 2008                            79,196            95,943
     ------------------------------------------------------------------------------------- ------------------ -----------------
     Total debt                                                                                   119,196            95,943

     ===================================================================================== ================== =================

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 3

4.       Long-term Debt (continued)

(a) On June 5, 2003 a wholly owned subsidariary of the Company entered into a long-term loan agreement to finance its portion of the construction of the environmental compliance facilities at Syncrude's Mildred Lake oil sands facility in Alberta. The loan is secured by the subsidiary's assets. A general guarantee is provided by the Company until the successful startup of the facility as defined in the loan agreement at which time the general guarantee is released and the loan will be secured by the subsidiary's assets. If, after the successful startup of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt.

         The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payment required until the startup of the facility at which time the repayment of principal will be made over the next 15 years. The repayment of principal is expected to commence January 2005 with principal repayments due as follows:


        ======================================================================================================================
        (in thousands of dollars)
        ----------------------------------------------------------------------------------- ----------------- ----------------
        2004                                                                                                       $       --
        2005                                                                                                            1,370
        2006                                                                                                            1,473
        2007                                                                                                            1,585
        2008                                                                                                            1,704
        Thereafter                                                                                                     33,868

        ======================================================================================================================

         Under the terms of the agreement $40,000,000 was advanced to a loan account which is held in trust. As construction of the facility progresses, cash draws are made on the loan with the remaining amount held in trust and recorded separately in current and long-term assets as cash held in trust. As defined in the agreement, $7,500,000 of the funds are required to remain in trust until the successful comissioning and startup of the facility and have been recorded as long-term portion of cash held in trust.

(b) Standard & Poors revised its credit rating of the Company on June 2, 2003 to BB- from the BB rating received in June 1998 and consequently, the rating on the Senior Subordinated Notes was revised to B from the 1998 rating of B+.

5.       Unusual items:


     Consolidated Statements of Operations
     ==========================================================================================================================
                                                                              Three months ended            Year ended
      (in thousands of dollars)                                                   December 31               December 31
     ---------------------------------------------------------------------- ------------------------- -------------------------
                                                                                2003         2002         2003         2002
     ---------------------------------------------------------------------- ------------ ------------ ------------ ------------
      Expenses incurred on cancellation of stock options held by former
         employees (note 6(a))                                              $     737    $       --   $     737    $         --
      Expenses incurred on the early retirement of debt (note 5(a))                --            --          --           1,252
      Loss (gain) on disposal of parts and service business and other
         assets (note 5(b))                                                       685          (401)        685          (4,014)
      Write-off of capitalized projects (note 5(c))                                --         9,508          --           9,508
      Other unusual items                                                          --           741          --             741
     ---------------------------------------------------------------------- ------------ ------------ ------------ ------------
      Total unusual items                                                   $   1,422    $    9,848   $   1,422    $      7,487
     ==========================================================================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 4

     Consolidated Statements of Cash Flows
    ===========================================================================================================================
                                                                               Three months ended           Year ended
     (in thousands of dollars)                                                    December 31               December 31
    ------------------------------------------------------------------------ ------------------------ -------------------------
                                                                                 2003        2002         2003         2002
    ------------------------------------------------------------------------ ------------ ----------- ------------ ------------
     Expenses incurred on the early retirement of debt (note 5(a))           $      --    $       --  $      --     $   1,185
     Loss (gain) on disposal of parts and services business and other
        assets (note 5(b))                                                         685          (402)       685         (4,014)
     Write-off of capitalized projects (note 5(c))                                  --         9,508         --         9,508
     Other unusual items                                                            --            --         --            --
    ------------------------------------------------------------------------ ------------ ----------- ------------ ------------
     Total non-cash unusual items                                            $     685    $    9,106  $     685     $   6,679
    ===========================================================================================================================

     (a) Offer to purchase bonds:

         On August 20, 2002 the Company completed the July 15, 2002 offer to purchase its 9 5/8% Senior Subordinated Notes by purchasing the obligated amount of $69,492,000 (US $44,234,000) principal at par plus accrued interest of $929,000 (US $591,000). Although US $47,230,000 million was tendered, under both the terms of the offer and the indenture, the Company was only obligated to purchase up to the amount of unutilized cash proceeds resulting from the Chemtrade Transaction. As part of the purchase, the Company incurred expenses of $1,252,000 comprised of writing off of deferred debt issuance costs of $1,185,000 and expenses incurred on the transaction of $67,000.

     (b) Disposal of parts and service business and other assets:


        On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6,545,000, of which $3,358,000 was received in cash.
        =======================================================================================================================
        (in thousands of dollars)
        ------------------------------------------------------------------------------------------------------ ----------------
        Proceeds of disposition                                                                                          $6,545
        Net book value and costs of sale                                                                                  2,531
        ------------------------------------------------------------------------------------------------------ ----------------
        Gain on sale, before income taxes                                                                                 4,014
        Income taxes                                                                                                        402
        ------------------------------------------------------------------------------------------------------ ----------------
        ------------------------------------------------------------------------------------------------------ ----------------
        Gain on sale, net of tax                                                                                         $3,612
        =======================================================================================================================

     (c) Write-off of capitalized costs:

         Due to significant changes in the financial markets, the Company and Santee Cooper, South Carolina's state owned electric and water utility, have mutually agreed not to proceed with the previously announced project for Marsulex to build and own a flue gas desulphurization system utilizing Marsulex's patented ammonium sulphate scrubber technology at Santee Cooper's Winyah Power Generating Station. This resulted in a write-off of capitalized project costs of $9,508,000 in 2002.

6.        Capital stock

     (a) On December 17, 2003, the Company purchased 433,434 stock options held by former employees of the Company for total consideration of $737,000. The options were cancelled and fully expensed during the quarter.

     (b) During the fourth quarter of 2003, the Company issued 102,666 common shares for cash proceeds of $235,000 upon the exercise of stock options for a total of 142,666 common shares and cash proceeds of $348,000 in 2003.

     (c) On June 17, 2003 the Company announced its intention to make a Normal Course Issuer Bid (NCIB), pursuant to which the Company is entitled to purchase 1,341,677 of its common shares issued and outstanding. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. No shares were acquired by the Company for cancellation during the period June 19, 2003 to December 31, 2003.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 5

7.   Stock compensation

     The Company's results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002:

    ===========================================================================================================================
    (in thousand of dollars, except per share amounts)                    Three months ended               Year ended
                                                                              December 31                  December 31
    ------------------------------------------------------------------ --------------------------- ----------------------------
                                                                           2003          2002          2003           2002
    ------------------------------------------------------------------ ------------- ------------- ------------- --------------
    Net earnings (loss) as reported                                     $    (632)    $   (9,433)    $   6,858    $  (7,778)
    Adjustment for cost of stock options                                       34             92           170          232
    ------------------------------------------------------------------ ------------- ------------- ------------- --------------
    Pro forma net earnings (loss)                                       $    (666)    $   (9,925)    $   6,688    $  (8,010)
    ------------------------------------------------------------------ ------------- ------------- ------------- --------------

    Pro forma basic earnings (loss) per share                           $   (0.02)     $    (0.31)   $     0.21   $   (0.25)
    Pro forma diluted earnings (loss) per share                         $   (0.02)     $    (0.31)   $     0.21   $   (0.25)

    ===========================================================================================================================

     During the period no new options were granted. The fair value of the stock options was estimated in 2003 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

8.   Foreign exchange gains and losses on monetary items:

     The gains or losses arising from the translation of monetary assets and liabilities denominated in US dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and the resulting holding gains or losses are recorded in the statement of operations. In addition, all of the Company's US denominated revenues and expenses of its US operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year.

     The Company has self-sustaining operations holding US dollar assets and liabilities and the US dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet.

9.   Comparative figures:

     Certain 2002 balances have been reclassified to conform to presentation adopted in 2003.

10.  Business segments:

     The Company's activities are divided into four reportable segments. The three operating segments are: Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

     Refinery Services provide outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily regeneration of spent sulphuric acid produced during octane enhancement of gasoline, extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and S02 recovery to ensure air quality compliance.

     Western Markets upgrades sulphur-based by-products produced as a result of oil and gas air quality compliance activities. It provides sulphur-based chemicals to the pulp and paper industry in western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

     Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 6

10. Business segments (continued):


Schedule of business segments (unaudited)
=================================================================================================================================
For the three months ended December 31                       Refinery Services       Western Markets         Power Generation
(in thousands of dollars)
                                                              2003       2002        2003        2002        2003        2002
---------------------------------------------------------- ----------- ---------- ----------- ----------- ----------- -----------
Revenue from external customers                               16,978      17,377     13,385      13,034       1,610       2,632
========================================================== =========== ========== =========== =========== =========== ===========
Earnings (loss) before the undernoted                          5,395       6,321      4,787       3,629        (769)       (843)
Depreciation, including loss on disposal                       3,394       3,984        561         324         246         282
Unusual items                                                     --          --         --          --          --          --
Amortization of deferred charges and intangible assets            --          --         --          --          --          --
Interest expense                                                  --          --         --          --          --          --
Interest capitalized                                              --          --         --          --          --          --
Interest income                                                   --          --         --          --          --          --
---------------------------------------------------------- ----------- ---------- ----------- ----------- ----------- -----------
Earnings (loss) before income taxes, and minority
   interest                                                    2,001       2,337      4,226       3,305      (1,015)     (1,125)
=================================================================================================================================
Capital expenditures                                           4,318      13,928        220          71          --       1,430
=================================================================================================================================

Schedule of business segments
=================================================================================================================================
For the year ended December 31                               Refinery Services       Western Markets         Power Generation
(in thousands of dollars)
                                                              2003       2002        2003        2002        2003        2002
---------------------------------------------------------- ----------- ---------- ----------- ----------- ----------- ----------
Revenue from external customers                               71,504      69,363     54,295      53,953       9,183      14,975
========================================================== =========== ========== =========== =========== =========== ===========
Earnings (loss) before the undernoted                         24,392      21,569     16,936      18,263      (2,097)     (2,000)
Depreciation, including loss on disposal                      12,976      13,004      1,558       1,300       1,001       1,149
Unusual items                                                     --          --         --          --          --          --
Amortization of deferred charges and intangible assets
                                                                  --          --         --          --          --          --
Interest expense                                                  --          --         --          --          --          --
Interest capitalized                                              --          --         --          --          --          --
Interest income                                                   --          --         --          --          --          --
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes, and minority
   interest                                                   11,416       8,565     15,378      16,963      (3,098)     (3,149)
========================================================== =========== ========== =========== =========== =========== ==========
Total assets before goodwill and intangible assets           141,268     131,819     32,812      22,378       5,410       9,609
Goodwill and intangible assets, net of accumulated
   amortization                                               40,996      49,441      4,468       4,468       6,539       7,922
---------------------------------------------------------- ----------- ---------- ----------- ----------- ----------- ----------
Total assets                                                 182,264     181,260     37,280      26,846      11,949      17,531
================================================================================================================================
Capital expenditures                                          31,641      35,924        573         448          84       4,408
================================================================================================================================


(TABLE CONTINUED)


Schedule of business segments (unaudited)
===========================================================================================================
For the three months ended December 31                           Corporate Support            Total
(in thousands of dollars)
                                                                 2003        2002       2003        2002
-----------------------------------------------------------------------------------------------------------
Revenue from external customers                                      --          --      31,973     33,043
===========================================================================================================
Earnings (loss) before the undernoted                            (2,599)     (2,088)      6,814      7,019
Depreciation, including loss on disposal                             42          65       4,243      4,655
Unusual items                                                     1,422       9,848       1,422      9,848
Amortization of deferred charges and intangible assets              178          (4)        178         (4)
Interest expense                                                  2,634       2,391       2,634      2,391
Interest capitalized                                             (1,215)       (621)     (1,215)      (621)
Interest income                                                    (248)       (228)       (248)      (228)
-----------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes, and minority
   interest                                                      (5,412)    (13,539)       (200)    (9,022)
===========================================================================================================
Capital expenditures                                                147          38       4,685     15,467
===========================================================================================================

Schedule of business segments
===========================================================================================================
For the year ended December 31                                   Corporate Support            Total
(in thousands of dollars)
                                                                 2003        2002        2003      2002
-----------------------------------------------------------------------------------------------------------
Revenue from external customers                                      --          --     134,982    138,291
===========================================================================================================
Earnings (loss) before the undernoted                            (8,401)     (9,747)     30,830     28,085
Depreciation, including loss on disposal                            192         227      15,727     15,660
Unusual items                                                     1,422       7,487       1,422      7,487
Amortization of deferred charges and intangible assets              726         387         726        387
Interest expense                                                  9,755      13,684       9,755     13,684
Interest capitalized                                             (3,738)     (2,572)     (3,738)    (2,572)
Interest income                                                    (730)     (1,942)       (730)    (1,942)
-----------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes, and minority
   interest                                                     (16,028)    (27,018)      7,668     (4,639)
===========================================================================================================
Total assets before goodwill and intangible assets               38,996      13,608     218,486    177,414
Goodwill and intangible assets, net of accumulated
   amortization                                                      --          --      52,003     61,831
-----------------------------------------------------------------------------------------------------------
Total assets                                                     38,996      13,608     270,489    239,245
===========================================================================================================
Capital expenditures                                                285         197      32,583     40,977
===========================================================================================================

SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MARSULEX INC.


March 5, 2004                               By:      /s/ Lucio Milanovich
                                                     ---------------------
                                                     Lucio Milanovich
                                                     Director, Finance